                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

                             TENDER OFFER STATEMENT
                            Under Section 14 (d) (1)
          or Section 13 (e) (1) of the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              HEADHUNTER.NET, INC.
                       (Name of Subject Company (Issuer))
                               CB MERGER SUB, INC.
                              CAREER HOLDINGS, INC.
                                 TRIBUNE COMPANY
                              KNIGHT RIDDER DIGITAL
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (including the associated junior participating
                        preferred stock purchase rights)
                         (Title of Class of Securities)

                                    422077107
                      (CUSIP Number of Class of Securities)

                                 James A. Tholen
                              Career Holdings, Inc.
                            10790 Parkridge Boulevard
                                    Suite 200
                             Reston, Virginia 20191
                            Telephone: (703) 259-5500

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:



    Mark W. Hianik                Donald L. Toker, Jr.                Gordon Yamate
   Tribune Company                 Hale and Dorr LLP              Knight Ridder Digital
435 North Michigan Avenue          11951 Freedom Drive           35 South Market Street
 Chicago, Illinois 60611              Suite 1400               San Jose, California 95113
Telephone: (312) 222-9100        Reston, Virginia 20190         Telephone: (408) 938-6000
                                Telephone: (703) 654-7000

                            CALCULATION OF FILING FEE

Transaction Valuation*:  $206,124,816           Amount of Filing Fee**:  $41,225
-------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes (i) the purchase of 20,407,872 shares of common stock, par value $.01 per share, of HeadHunter.NET, Inc. (the "Common Stock"), including the associated junior participating preferred stock purchase rights (with the Common Stock, the "Shares"), at a price per share of $9.25 in cash, (ii) cash payments made with respect to 2,427,765 options with an average exercise price of $5.89 per share and (iii) cash payments made with respect to 827,226 warrants with an average exercise price of $3.69 per share. The cash payments made with respect to each of the options and the warrants represents the difference between the exercise price of the option or warrant and $9.25. The number of Shares, options and warrants described in items (i), (ii) and (iii) represent all of the outstanding Shares and all options and warrants with an exercise price of less than $9.25 per share of HeadHunter.NET, Inc. as of August 28, 2001.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


      Amount Previously Paid:    $41,225         Filing Party: Career Holdings, Inc.
      Form or Registration No.:  Schedule TO     Date Filed:   August 31, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]   third-party tender offer subject to Rule 14d-1.
         [_]   issuer tender offer subject to Rule 13e-4.
         [_]   going-private transaction subject to Rule 13e-3.
         [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

         This Amendment No. 5 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by CB Merger Sub, Inc., a Georgia corporation ("Purchaser"), and Career Holdings, Inc., a Delaware corporation ("Career Holdings"), on August 31, 2001, as amended (the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of HeadHunter.NET, Inc., a Georgia corporation (the "Company"), including the associated junior participating preferred stock purchase rights (the "Rights" and, together with the Company Common Stock, the "Shares") issued pursuant to a Shareholder Protection Rights Agreement, dated as of April 15, 2000, between the Company and American Stock Transfer & Trust Company, as amended by Amendment No. 1 to the Shareholder Protection Rights Agreement, dated as of February 27, 2001, and by Amendment No. 2 to the Shareholder Protection Rights Agreement, dated as of August 24, 2001, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 1 ("Summary Term Sheet"), Item 4 ("Terms of the Transaction") and Item 11 ("Additional Information").

         Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

         "On October 1, 2001, Career Holdings issued a press release announcing the extension of the Expiration Date until 5:00 p.m., New York City time, on Tuesday, October 9, 2001. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on September 28, 2001. The extension of the Offer was made because the applicable waiting period under the HSR Act has not yet expired or been terminated. Completion of the acquisition is subject to the requisite number of Shares being tendered and other standard closing conditions.

         As of 5:00 p.m., New York City time, on Friday, September 28, 2001, 17,051,075 Shares (including guaranteed deliveries) were validly tendered and not withdrawn, which represents approximately 83.5% of the outstanding Shares. The full text of the press release is filed as Exhibit (a)(5)(F) hereto and is incorporated by reference herein."

Item 12 ("Exhibits").

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

         (a)(5)(F) Press Release issued by Career Holdings, Inc. on October 1, 2001

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            CAREER HOLDINGS, INC.


Date:  October 1, 2001                      By: /s/ JAMES A. THOLEN
                                                -----------------------
                                            Name:  James A. Tholen
                                            Title:    Vice President

                                            CB MERGER SUB, INC.


Date: October 1, 2001                       By: /s/  JAMES A. THOLEN
                                                -----------------------
                                            Name:  James A. Tholen
                                            Title:    President

                                            TRIBUNE COMPANY


Date:  October 1, 2001                      By: /s/ MARK W. HIANIK
                                                ------------------------
                                            Name:  Mark W. Hianik
                                            Title:   Vice President

                                            KNIGHT RIDDER DIGITAL


Date:  October 1, 2001                      By: /s/ DANIEL J. FINNIGAN
                                                ------------------------
                                            Name: Daniel J. Finnigan
                                            Title:   President

                                  EXHIBIT INDEX


    EXHIBIT NO.                DESCRIPTION
    -----------                -----------

    (a)(5)(F)                  Press Release issued by Career Holdings, Inc. on
                               October 1, 2001